

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street,
Vancouver, BC V6E 2E9 CANADA
Telephone: (604) 688-4110 ╱ Fax: (604) 688-4169
Website www.centrasiamining.com

January 25, 2008

Trading Symbols: TSXV ─ CTM
OTCBB ─ CTMHF
Frankfurt ─ C8M

Centrasia continues to intersect significant Ni mineralization starting from surface with three higher grade zones exceeding 0.5% Ni

Centrasia is also pleased to announce that the final Baseline environmental report has been received

Vancouver, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") announces additional results from the ongoing infill drill program at its 100% owned, Souker Nickel-Copper project ("Souker") in the Kola Peninsula of northwestern Russia. As of January 18, 2008, a total of 7,247 metres of drilling has been completed in 58 drill holes.

Cary Pinkowski, Chairman of the Board, says "We are pleased to report these results that further support development of an open pit nickel mine with mineralization starting at the surface and continuing to the deepest levels drilled to date."

The mineralized intervals reported below are associated with varying degrees of disseminated to semi-massive sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The mineralized intervals reported below continue to demonstrate the bulk tonnage target potential that would be amenable to open pit mining. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width. The holes were not drilled in numerical order. See attached map for drill hole collar locations.

Drill Hole	From (m)	To (m)	Interval (m)	Ni (%)	Cu (%)
CP07-16	-	-	-	nac	nac
CP07-26	1.5	50.40	48.8	0.31	nac
CP07-35	1.6	38.6	37.0	0.29	nac
CP07-36	0.8	79.8	79.3	0.30	nac
CP07-55	2.6	83.5	80.9	0.30	nac
CP07-57	3.4	41.3	37.9	0.27	nac
CP07-58	1.8	78.3	76.5	0.35	nac
including	14.0	40.0	26.0	0.51	0.19
CP07-68	52.0	214.9	162.9	0.28	nac
CP07-69	1.1	54.3	53.2	0.25	nac
	77.0	164.1	87.1	0.29	nac
CP07-71	0.5	13.0	12.5	0.21	nac
	33.0	125.8	92.8	0.31	nac
including	109.0	124.8	15.8	0.61	0.32
CP07-72	64.0	144.2	80.2	0.36	nac
including	113.0	143.6	30.6	0.55	0.25

*nac –   none above Cu cutoff of 0.10% or Ni cutoff of 0.20%
        including a higher grade interval of Xm greater than 0.40% Ni

**All intervals are measured in metres

The intervals reported below have been calculated using a Ni cut off grade of 0.20% Ni. The assay procedure used is a total acid digestion of the sample with analysis of the resulting solution by AA. This procedure yields a total Ni value for each sample. The drill program was initially laid out to achieve a maximum 100 metre by 100 metre ore intercept spacing in order to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category (See May 14, 2007 Press Release). The 58 holes completed to date, range from 50 metres to 287.7 metres in depth, for a total of 7,247 metres. The drill data from the drill campaign will also be used to convert the historic Soviet resource into a NI43-101 compliant resource. All drill data to date from the Souker Nickel Deposit is being currently modeled in house and statistics from analytical results will be used to determine what intercept spacing will be required for classifying JORC ("Australasian Joint Ore Reserves Committee") defined resource categories.

The Company also announces that it has received the final report for environmental baseline studies that were completed on the Souker Nickel Deposit during the 3rd quarter of 2007. The studies were conducted in compliance with local environmental guidelines and are an important first step in the ultimate development of the Souker Deposit. The Baseline study effectively identifies various environment impacts that historic regional mining and smelting activities and emissions from the local smelters have had on the Souker Property and surrounding area. Given the significant impact mining has had on the local and regional environment, it is imperative that the Baseline study clearly established the current state of the environment and a set of environmental parameters against which the impacts of all future due to development of the Souker Deposit can be identified.

All of the 2007 drilling is being completed with NQ sized core using a Longyear LF 70 drill rig. Recoveries to date have been excellent. Drilling during 2008 will be done with both NQ and HQ the larger core samples can also be used for the ongoing metallurgical testing program. The drill core is being logged, photographed, sawn, sampled, and core samples are being prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying is being completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000, the VIMS Institute in Moscow and is subject to annual inspections. A full QA/QC program has been initiated on the Souker project. All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of
CENTRASIA MINING CORP.

"Cary Pinkowski"

_____
Cary Pinkowski
Chairman


Centrasia
Mining Corp.
Souker Ni/Cu Deposit
Drill Plan
January 25, 2008
Northern Limit of Mineralized Zone
License Boundary
Mineralized Zone Dips to the South
N
Legend
Completed Drill Holes / Assays Reported
Pre-2007 Drilling
0
400
metres